UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☑Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Teton Energy Corporation

Full Name of Registrant

Former Name if Applicable

600 17th Street, Suite 1600 North

Address of Principal Executive Office (Street and Number)

Denver, Colorado  80202

 City, State and Zip Code

PART II— RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)The accountant’s statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, there have been significant changes in Teton Energy Corporation’s (“Teton’s” or the “Registrant’s”) senior management and finance team that have occurred since Teton’s last quarterly report on Form 10-Q, including the appointment of a new Interim Chief Executive Officer, a new Chief Financial Officer and a new Controller, and a significant reduction in staffing. While Teton’s new officers have been working diligently to familiarize themselves with the Registrant’s operations and accomplish a timely filing of Teton’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, they require additional time to finalize the report within the spirit as well as the letter of the Commissions rules.  Accordingly, Teton’s preparation of such Form 10-Q could not be accomplished in order to permit a timely filing without undue hardship and expense. Teton fully expects to be able to file such Form 10-Q no later than five calendar days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
David E. Danovitch, Esq., Gersten Savage LLP	(212) 752-9700
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and six month periods ended June 30, 2009, Teton expects to report a decrease in net loss before discontinued operations from approximately $29.5 million (or $1.37 per share) for the three months ended June 30, 2008, to approximately $10.7 million (or $0.45 per share) for the three months ended June 30, 2009 and from approximately $37.3 million (or $1.90 per share) for the six months ended June 30, 2008 to approximately $15.1 million (or $0.63 per share) for the six months ended June 30, 2009.  Additionally, for the three months ended June 30, 2009, Teton expects to report a decline in total production by 29% to 282 Mmcfe from 393 Mmcfe during the corresponding period in 2008 and a decline in commodity prices by 25% to an average of $12.00 per Mcfe from $15.95 per Mcfe during the corresponding period in 2008.

Teton’s consolidated financial statements are being prepared assuming that it will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Teton expects to report that it has incurred significant net losses in the quarter and six months ended June 30, 2009, attributable largely to loss on the sale of discontinued operations which were all non-operated properties and the unrealized loss on oil and gas derivative contracts, which are non-cash mark-to-market calculations, as well as the sudden and rapid decline in oil and gas prices, which adversely affected Teton’s operating results.

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Teton Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2009	By:	/s/ Jonathan Bloomfield
Jonathan Bloomfield
Executive Vice President and Chief Financial Officer

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